Arrestage International, Inc.

20343 N. Hayden Road, STE 101/193

Scottsdale, AZ 85255

August 8, 2018

Ms. Asia Timmons-Pierce

Assistant Director

Securities and Exchange Commission

Div. of Corporate Finance

Mail Stop 4631

Washington, DC 20549

Re:	Arrestage International, Inc.

Amendment No. 9, Registration Statement on Form S-1

Reply to Comments issued by the SEC on August 3, 2018

Dear Ladies and Gentlemen:

Below you will find the replies to your comments, including a narrative of the changes we made to the S-1 based on those comments. We have attempted to explain our revisions to the best of our abilities and have placed our responses directly under the comments you sent. If you need further clarification, or require more changes, feel free to contact me at any time.

General

1.	We note your response to comment 1 of our prior letter. Please remove the reference to underwriting fees on the prospectus cover page as well as the Underwriting section found on page 91 of your registration statement.

In response to comment number one of the comment letter dated, August 3, 2018 we have removed all reference to underwriting fees on the prospectus cover page as well as the Underwriting section found on page 91 of the registration statement.

2.	We note your disclosure that you expect to receive net proceeds of $3,950,000 from this offering. We also note, throughout your registration statement, your statements that you anticipate to receive net proceeds of $3,600,000. Please revise your disclosure accordingly.

In response to comment two, we have made all changes to reflect the net proceeds of $3,950,000 and removed all reference to net proceeds of $3,600,000 within the registration statement.